Filed Pursuant to Rule 433
Registration Nos. 333-209886 and 333-209886-01
April 4, 2016

Essex Portfolio, L.P.
$450,000,000 3.375% Senior Notes due 2026
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.

Guarantor:	Essex Property Trust, Inc.

Principal Amount:	$450,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB+

Trade Date:	April 4, 2016

Settlement Date:	April 11, 2016 (T+5)

Maturity Date:	April 15, 2026

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2016

Benchmark Treasury:	1.625% due February 15, 2026

Benchmark Treasury Price / Yield:	98-20 / 1.778%

Spread to Benchmark Treasury:	+ 167 basis points

Yield to Maturity:	3.448%

Coupon:	3.375% per annum

Price to Public:	99.386% of the Principal Amount, plus accrued interest, if any, from the Settlement Date if settlement occurs after the Settlement Date

Redemption Provision:
Prior to January 15, 2026, make-whole call as set forth in the preliminary prospectus supplement at Treasury + 25 basis points

On or after January 15, 2026, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date, as set forth in the preliminary prospectus supplement

CUSIP / ISIN:	29717P AQ0 / US29717PAQ00

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc. Jefferies LLC

Senior Co-Managers:	Barclays Capital Inc. BB&T Capital Markets, a division of BB&T Securities, LLC BNP Paribas Securities Corp. Deutsche Bank Securities Inc. UBS Securities LLC

Co-Managers:	BMO Capital Markets Corp. Capital One Securities, Inc. Mizuho Securities USA Inc. Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-645-3751, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iv) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848 or (v) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.